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                              December 18, 2023

       Eddie Yongming Wu
       Chief Executive Officer
       Alibaba Group Holding Limited
       26/F Tower One, Times Square
       1 Matheson Street, Causeway Bay
       Hong Kong S.A.R.
       People   s Republic of China

                                                        Re: Alibaba Group
Holding Limited
                                                            Form 20-F for
Fiscal Year Ended March 31, 2023
                                                            Response dated
November 27, 2023
                                                            File No. 001-36614

       Dear Eddie Yongming Wu:

              We have reviewed your November 27, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2023 letter.

       Form 20-F for Fiscal Year Ended March 31, 2023

       Item 5. Operating and Financial Review and Prospects
       China Commerce, page 120

   1. We have reviewed your response to prior comment 1. In your response you discuss how merchants view the
various fees as a holistic package of services. While your customers may allocate their
funds based on a holistic premise, it appears from your quarterly results that the Company's
results may be materially impacted by the differing components of your customer
management revenue. In particular, we noted from your Q3 2023 earnings release filed together
with your Form 6-K on November 16, 2023 "Customer management revenue increased by 3%
year-over-year, primarily due to the increase in merchant   s
                                                        willingness to invest
in advertising, partly offset by the modest decline in online GMV."
 Eddie Yongming Wu
Alibaba Group Holding Limited
December 18, 2023
Page 2
         We also noted from your Q3 2023 earnings release, the Company upgraded one of its key advertising platforms "with the aim of growing the number of merchants who advertise."
         It seems the sources of customer management revenues are impacted by differing factors, and can have differing impacts on your business. As such, it appears the sources of your customer management revenues may materially impact your china commerce segment. Please revise to separately quantify advertising and third-party commissions, or
         advise accordingly.
Comparison of Fiscal Years 2022 and 2023, page 134

2. We note your response to prior comment 3 and your proposed revised disclosure in Annex
         B of your response. You have added language that further describes the reasons for changes and have, in some instances, quantified percentage changes in certain factors.
         However, your revised disclosure does not provide sufficient information to determine the absolute impact of factors cited. For example, you state customer management revenue decreased 8% primarily due to a 5% decline in the volume of online physical goods
         GMV. It is not clear the extent to which the 5% decline in volume impacted customer management revenue because you provided a percentage of an amount that is not quantified. In addition, it does not appear you have quantified the extent to which changes are attributable to changes in prices or to changes in volumes or amount of products or services being sold. For example, you state direct sales increased 6% due to growth of
         Freshippo and Alibaba Health of 2.8% and 2.5%, but it is not clear how a financial statement user would determine the impact of each factor cited.

         Therefore, we reissue our prior comment. We believe your disclosure could be improved by:

                relying on tables to present dollar and percentage changes in accounts, rather than including and repeating such information in narrative text form;
                using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
                refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
                ensuring that all material factors are quantified and analyzed; and
                quantifying the effects of changes in price, volume, and acquisitions on revenues and expense categories, where appropriate.
Sales and Marketing Expenses, page 138

3. We have reviewed your response to prior comment 4. To the extent known, please further
FirstName LastNameEddie Yongming Wu
       revise to provide quantification of your decrease in sales and marketing expenses from
Comapany    NameAlibaba
       specific segments or Group  Holding
                              individual   Limited which had material impacts
on your
                                         businesses
       consolidated
December             sales 2and marketing expenses.
           18, 2023 Page
FirstName LastName
 Eddie Yongming Wu
FirstName LastNameEddie   Yongming Wu
Alibaba Group  Holding Limited
Comapany18,
December  NameAlibaba
              2023      Group Holding Limited
December
Page 3    18, 2023 Page 3
FirstName LastName
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 202

4. We note your response to prior comment 8, including Annex D, and have the following comments:
             With respect to your disclosures under Item 16I(b)(2), please amend your Form 20-F to disclose and quantify any ownership interests held by governmental entities, including any ownership interests held by state-owned enterprises, in you and your consolidated operating entities. In particular, we note your
statement that    less than
            20 other consolidated entities in [y]our direct sales, sports-related, logistics and other
            businesses have governmental ownership    and that these entities,
in the aggregate,
            would not be a significant subsidiary as defined in rule 1-02(w) of Regulation S-X.
            When you amend your filing, please provide additional detail beyond what was contained in your response about the governmental ownership interests in these entities that do not constitute significant subsidiaries in each relevant jurisdiction, along with information about the relative impact of these entities on your financial statements.
             With respect to your disclosures under Item 16I(b)(5), please confirm in your supplemental response, if true and without qualification, that your articles of incorporation and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party. Please note that neither Form 20-F nor our Release No. 34-93701 limit the required disclosure to significant subsidiaries as defined in rule 1-02(w) of Regulation
S-X.

       Please contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennifer Thompson at 202-551-3737 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services